Filed by Rentrak Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rentrak Corporation

Commission File No.: 000-15159

Date: December 23, 2015

FOR IMMEDIATE RELEASE

Contact: Erin DeGiorgi

comScore, Inc.

(703) 234-2662

press@comscore.com

Laurie Berman

Pondel Wilkinson on Behalf of Rentrak Corporation

(310) 279-5962

lberman@pondel.com

comScore and Rentrak Merger Moves One Step Closer to Completion; Special Shareholder Meetings Scheduled

Subject to Shareholder Approval by Both Companies, Closing Expected by the End of January

Reston, VA, and Portland, OR, December 23, 2015 — comScore, Inc. (NASDAQ: SCOR) and Rentrak Corporation (NASDAQ: RENT) today announced that the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) by comScore on October 30, 2015, and as subsequently amended, which includes a joint proxy statement/prospectus of comScore and Rentrak, was declared effective by the SEC on December 23, 2015.

comScore and Rentrak have each scheduled special shareholder meetings for January 28, 2016, in order to seek shareholder approval of the proposed merger. comScore’s special meeting of shareholders will be held at 1:00 p.m. Eastern Standard Time at comScore’s headquarters, located at 11950 Democracy Drive, Suite 600, Reston, Virginia. Rentrak’s special meeting of shareholders will be held at 9:00 a.m. Pacific Standard Time at Rentrak’s headquarters, located at One Airport Center, 7700 N.E. Ambassador Place, Portland, Oregon. Each company’s shareholders of record at the close of business on December 10, 2015 will be entitled to vote at their respective meetings.

On December 23, 2015, comScore filed a revised joint proxy statement/prospectus pursuant to Rule 424(b) of the Securities Act of 1933, as amended, in order to make available the document that will be mailed to comScore and Rentrak shareholders in connection with the respective special meetings. The joint proxy statement/prospectus is available through the SEC’s website at www.sec.gov and via comScore’s IR website and Rentrak’s IR website. comScore and Rentrak will begin mailing the joint proxy statement/prospectus to their respective shareholders to provide additional information and instructions for voting by December 28, 2015.

The closing of the merger remains subject to approval by comScore and Rentrak shareholders. As previously announced, the merger agreement was unanimously approved by the boards of directors of both companies, and comScore and Rentrak expect the deal to close promptly after the shareholder approval. Assuming shareholder approval, the combined company is expected to trade under the comScore ticker symbol (SCOR) by the end of January.

On September 29, 2015, comScore and Rentrak entered into a definitive agreement to merge in an all-stock, tax-free transaction. Under the terms of the agreement, Rentrak shareholders will receive 1.15 comScore shares for each Rentrak share they own. Upon completion of the merger, comScore shareholders are expected to own approximately 66.5% and Rentrak shareholders are expected to own approximately 33.5% of the combined company on a fully diluted basis.

About comScore

Founded in 1999 and headquartered in Reston, Virginia, comScore, Inc. (NASDAQ: SCOR) is a global media measurement and analytics company that makes audiences and advertising more valuable across all the screens that matter. comScore helps media buyers and sellers understand and make decisions based on how consumers use different media, such as TV, video, mobile, desktop and more. Through its products and partnerships, comScore helps its more than 2,500 clients understand their audiences, know if their advertising is working, and access data where they want and need it. For more information about comScore, please visit www.comScore.com.

About Rentrak

Rentrak (NASDAQ: RENT) is the entertainment and marketing industries’ premier provider of worldwide consumer viewership information, precisely measuring actual viewing behavior of movies and TV everywhere. Using our proprietary intelligence and technology, combined with advanced demographics, only Rentrak is the census currency for VOD and movies. Rentrak provides the stable and robust audience measurement services that movie, television and advertising professionals across the globe have come to rely on to better deliver their business goals and more precisely target advertising across numerous platforms including box office, multiscreen television and home video. For more information about Rentrak, please visit www.Rentrak.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing and completion of the proposed merger between comScore and Rentrak. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about timing and effects of the pending transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the comScore or Rentrak shareholders to approve the proposed merger; the challenges and costs of closing; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K reports filed by comScore and Rentrak with the SEC. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and comScore and Rentrak are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, comScore has filed a registration statement on Form S-4, which was declared effective on December 23, 2015 and includes a prospectus and related materials to register the shares of comScore common stock to be issued in the merger, a joint proxy statement/prospectus of comScore and Rentrak, and other documents concerning the proposed merger, with the SEC. The registration statement and joint proxy statement/prospectus contain important information about the proposed merger and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED, OR TO BE FILED, WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (703) 438-2100, or by going to comScore’s Investor Relations page at http://ir.comscore.com/contactus.cfm, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Place, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page at http://investor.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective shareholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger is set forth in the registration statement and the joint proxy statement/prospectus that has been filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’s Proxy Statement for its 2015 Annual Meeting of Shareholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore and Rentrak shareholders generally. These interests are described in the joint proxy statement/prospectus.

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